Mail Stop 6010

June 14, 2007

Mr. Thomas Hein
Chief Financial Officer
Orthofix International N.V.
7 Abraham de Veerstraat
Curacao, Netherland Antilles

> **RE:** **Orthofix International N.V.**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 0-19961**

Dear Mr. Hein:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Consolidated Statements of Operations for the years ended December 31, 2006, 2005 and 2004, page F-7

1.   We note from your disclosures on page 5 that you settled patent litigation in September of 2005. We further note that you classified amounts received under the settlement as non-operating income. Please revise future filings to present these amounts within your operating income or tell us why these amounts are appropriately classified as non-operating income, citing any authoritative literature upon which you are relying.

Note 2 – Acquisitions, page F-17

Blackstone Acquisition, page F-17

2.   We note the disclosure on page F-18 that you reviewed a range of valuation methodologies provided by your financial advisors and on page F-31 that the assets sold were valued by an independent valuation firm. Please revise future filings, beginning with your next 10-Q, to name the independent valuation firms. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to identify the appraisal firm in the "Experts" section and include its consent in the registration statement.

2.   We note that you allocated $77 million of the purchase price to registered trademarks and determined that these trademarks are indefinite lived intangible assets, based on your analysis under paragraph 11 of SFAS 142.   Tell us how you concluded that these trademarks had an indefinite useful life. Explain to us in detail how you considered the effects of obsolescence, demand, competitive and other economic factors that could limit the useful life of the trade name. In addition, describe to us the method used to value the asset and explain your basis for using that method.

3.   We see that you have allocated $40 million to In-Process Research and Development (IPR&D) costs. Please revise future filings, to disclose any significant valuation assumptions including:

        • The period in which material net cash inflows from IPR&D projects are expected to commence,

- Nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion dates, and
- Risks and uncertainties associated with completing development on schedule, and consequences if it is not completed timely;

Additionally, in future filings please provide an update of the status of the IPR&D projects along with details of any significant changes in assumptions made at the time of acquisition and how this impacts the expected return on investment.

Note 13 – Business segment information, page F-25

4.   We note your disclosure of long-lived assets by geographic area. This disclosure should present tangible assets only and should not include intangibles or goodwill. See question 22 in the FASB Staff Implementation Guide to Statement 131. Revise future filings as necessary.

Form 10-Q for the quarterly period ended March 31, 2007

Item 4. Controls and Procedures, page 26

5.   We note your disclosure that your "Chief Executive Officer and Chief Financial Officer, concluded that [y]our disclosure controls and procedures are effective in alerting them on a timely basis to information required to be included in [y]our submissions and filings with the SEC ." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3616 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Kevin L. Vaughn, Branch Chief, at (202) 551-3643 with any other questions.

Sincerely,

Lynn Dicker
Reviewing Accountant